Milestone Scientific Inc.

425 Eagle Rock Ave, Suite 403

Roseland, New Jersey 07068

October 26, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention: Ben Richie, Esq

Re:	Milestone Scientific Inc. Registration Statement on Form S-3, File No. 333- 275088 REQUEST FOR ACCELERATION OF EFFECTIVENESS Requested Date: October 30, 2023 Requested Time: 4:30 pm, Eastern Time

Ladies and Gentlemen:

Milestone Scientific Inc. (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-3 (File No. 333-275088) be accelerated pursuant to Rule 461 under the Securities Act of 1933, as amended, so that it will be declared and become effective at 4:30 p.m. Eastern time on October 30, 2023, or as soon thereafter as possible, or at such later time as the Company may orally request via telephone call to the staff of the Commission (the “Staff”). The Company hereby authorizes Andrew D. Hudders of Golenbock Eiseman Assor Bell & Peskoe, LLP, counsel to the Company, to make such request on its behalf.

Please contact our counsel, Andrew D. Hudders or Lawrence Bell of Golenbock Eiseman Assor Bell & Peskoe LLP, on (212) 907-7349 or (212) 907-7370, respectively, with any questions you may have regarding this request. In addition, the Company requests that you kindly notify Mr. Hudders or Mr. Bell by telephone when this request for acceleration has been granted.

Sincerely yours,

/S/ Arjan Haverhals
Arjan Haverhals
Chief Executive Officer